SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For March 30, 2007

(Commission File No. 1-31317)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
(Exact name of registrant as specified in its charter)

Basic Sanitation Company of the State of Sao Paulo - SABESP
(Translation of Registrant's name into English)

Rua Costa Carvalho, 300
São Paulo, S.P., 05429-900
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO – SABESP

PUBLICLY-HELD COMPANY

CORPORATE TAXPAYER’S ID (CNPJ) 43.776.517/0001 -80
CORPORATE REGISTRY ID (NIRE) 35.3000.1683 -1
SUBSCRIBED AND PAID-UP CAPITAL - R$3,403,688,565.23

ANNUAL AND EXTRAORDINARY GENERAL MEETINGS

CALL NOTICE

The Shareholders of Companhia de Saneamento Básico do Estado de São Paulo - Sabesp are herein summoned, pursuant to the Company’s Bylaw and to article 131 and respective sole paragraph of Law 6404/76 and subsequent amendments, to participate in the Annual and Extraordinary General Meetings, to be held on April 30, 2007, at 11:00 am, at the Company’s headquarters, at Rua Costa Carvalho n° 300, in this Capital, to discuss the following agenda:

Annual General Meeting:
I. Analysis of the Management’s Accounts and Financial Statements, supported by the reports of the Fiscal Council and External Auditors, related to fiscal year 2006, in compliance with the Management Report, the Balance Sheet and the corresponding Explanatory Notes.

II. Resolution on the allocation of the income of the period and transfer of the balance of retained earnings to the investments reserve account, in compliance with the Multi-Year Investment Plan Capital Budget.

III. Election of the Board of Directors and Fiscal Council sitting and alternate members.

IV. Definition of the compensation of the Board of Directors, Audit Committee, Fiscal Council and Executive Office members.

Extraordinary General Meeting:
I. Analysis of the Board of Directors’ Reverse Stock Split proposal, at the ratio of 125:1, i.e., each one hundred twenty five (125) common shares will correspond to one (01) common share after the reverse split.

II. Amendment to the Company’s Bylaws: article 2, pursuant to Federal Law 11,445/07, article 5, resulting from the aforementioned resolution and article 28, company’s organizational adequacy.

General Instructions

Pursuant to CVM Instructions 165/91 and 282/98, for the adoption of the multiple vote process, the minimum percentage of five per cent (5%) of interest in the voting capital will be required.

The powers of attorney regarding the Meeting shall be delivered at the Company’s headquarters up to 24 hours before the Meeting. The shareholders participating in the Fungible Custody of Shares of the Stock Exchanges who wish to attend the Meeting shall present statement issued up to two (02) days before, in which the respective shareholding shall be mentioned.

São Paulo, March 30, 2007.

Dilma Seli Pena
Chairman of the Board of Directors

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city São Paulo, Brazil.

Date: March 30, 2007

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

By:	/S/ Rui de Britto Álvares Affonso
Name: Rui de Britto Álvares Affonso Title: Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.